Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 12, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ryan Rohn
Stephen Krikorian

Re:	DatChat, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 31, 2023
File No. 001-40729

Dear Ladies and Gentlemen:

This letter sets forth the responses of DatChat, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 2, 2023 concerning the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 submitted to the Commission on March 31, 2023 (the “Annual Report”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls , page 35

1.	We note that you have concluded as of December 31, 2022, that your disclosure controls and procedures were effective. However, we note that in each of your three 10-Q’s filed in 2022, you concluded that your disclosure controls and procedures were not effective because of a material weakness in your internal controls over financial reporting. Further, we note your disclosure under Management’s Report on Internal Control Over Financial Reporting, “that as of December 31, 2022, [y]our disclosure controls and procedures were not effective because of a material weakness in [y]our internal controls over financial reporting”. Please advise or revise accordingly. Refer to Item 307 of Regulation S-K.

RESPONSE:	Our disclosure controls and procedures erroneously stated that such controls and procedures were effective. We have revised our disclosure controls and procedures to accurately reflect that our disclosure controls and procedures were not effective as of December 31, 2022. Please see Amendment No. 1 to our Annual Report on Form 10-K/A filed with the Commission on May 12, 2023.

Management’s Report on Internal Control Over Financial Reporting, page 36

2.	Revise your report to comply with the requirements of Item 308 of Regulation S-K. For example, provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. Also provide a statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting. We further note your report on Internal Control Over Financial Reporting references disclosure controls and procedures in multiple instances rather than internal control over financial reporting.

RESPONSE:	We have revised our management’s report on our internal control over financial reporting to (i) provide a statement regarding management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) provide the framework used by management to evaluate the effectiveness of our internal control over financial reporting, (iii) to reference our internal control over financial reporting, and (iv) to make certain other changes to comply with Item 308 of Regulation S-K. Please see Amendment No. 1 to our Annual Report on Form 10-K/A filed with the Commission on May 12, 2023.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

DATCHAT, INC.

/s/ Darin Myman
By:	Darin Myman
Title:	Chief Executive Officer